SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 07, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: December 07, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                                  Correction

London, UK; Brentwood, TN, US; 7 December 2006 - Protherics PLC ("Protherics" or
the "Company"), earlier today, announced the signing of three agreements funded by a Cash Placing and a Placing and Open Offer.

In this announcement the date for "CREST stock accounts expected to be credited for the Equity Fundraising Shares" was incorrectly stated as 9 January 2007 rather than 4 January 2007.  A revised "Timetable of Events" is set out below.

Additionally in this morning's announcement the "Equity Fundraising, the
MacroMed Acquisition and Glenveigh In-Licence Statistics" incorrectly included the 1,747,246 MacroMed Consideration Shares to be issued 18 months following
Completion of the MacroMed Acquisition. Revised statistics are set out below.

Timetable of Events

Record Date for the Open Offer close of business on                             4 December 2006
Ex-entitlement date                                                             7 December 2006
Posting of Prospectus, Application Forms and Forms of Proxy                     7 December 2006
Open Offer Entitlements credited to stock accounts in CREST of Qualifying CREST 8 December 2006
Shareholders
Latest recommended date for requested withdrawal of Open Offer Entitlements     21 December 2006
from CREST
Latest date for depositing Open Offer Entitlements into CREST                   27 December 2006
Latest time and date for splitting Application Forms (to satisfy bona fide      3.00 p.m. on 28 December 2006
market claims)
Latest time and date for receipt of Forms of Proxy                              10.00 a.m. on 1 January 2007
Latest time and date for receipt of completed Application Forms and payment in  11.00 a.m. on 2 January 2007 full under the Open Offer or settlement of relevant CREST instruction (as appropriate)
Extraordinary General Meeting                                                   10.00 a.m. on 3 January 2007
Completion of the MacroMed Acquisition                                          4 January 2007
Completion of the Glenveigh Licence                                             4 January 2007
Admission and dealings in New Ordinary Shares expected to commence              8.00 a.m. on 4 January 2007
CREST stock accounts expected to be credited for the Equity Fundraising Shares  4 January 2007
Share certificates for New Ordinary Shares expected to be despatched by         11 January 2007

Equity Fundraising, MacroMed Acquisition and Glenveigh In-Licence Statistics

Issue Price                                                                     65 pence
Number of Ordinary Shares in issue at the date of this document                 261,487,953

Number and percentage of New Ordinary Shares to be issued as:

(i) Cash Placing Shares                                                         26,029,550
Cash Placing Shares as a percentage of the Existing Issued Share Capital        9.95%
(ii) Placing and Open Offer Shares                                              32,685,994
Placing and Open Offer Shares as a percentage of the Existing Issued Share      12.50%
Capital
(iii) MacroMed Consideration Shares(1)                                          up to 15,725,216
MacroMed Consideration Shares as a percentage of the Existing Issued Share      6.01%
Capital (1)
(iv) Glenveigh Consideration Shares                                             3,093,638
Glenveigh Consideration Shares as a percentage of the Existing Issued Share     1.18%
Capital
Aggregate number of New Ordinary Shares to be issued                            up to 77,534,399
Equity Fundraising Shares as a percentage of the Existing Issued Share Capital  22.45%
Number of Ordinary Shares in issue upon completion of the Equity Fundraising,   up to 339,022,352
the MacroMed Acquisition and the Glenveigh Licence(1)
Gross proceeds of the Equity Fundraising receivable by the Company              GBP 38.2m
Estimated proceeds of the Equity Fundraising to be retained by the Company      GBP35.6m
after payment of expenses incurred pursuant to the Equity Fundraising, the
MacroMed Acquisition and the Licences

Note (1): These figures exclude the 1,747,246 MacroMed Acquisition Shares to be issued 18 months following Completion of the MacroMed Acquisition and take into account the final instalment of the Break Fee which is to be paid to MacroMed prior to Admission.